UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

         M. Mahmud Awan, Ph. D.                   Paul Bork, Esq.
         TechMan International Corporation        Hinckley, Allen & Snyder
         240 Sturbridge Road                      28 State Street
         Charlton City, Massachusetts 01506       Boston, Massachusetts  02109
         (508) 248-3211                           (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 11, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 138,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 138,378 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  138,378
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 10.8%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) [X]
                                                        (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [X]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds:    PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [X]

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1. Security and Issuer

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, Amendment No. 3 dated June 9, 1998,
Amendment  No. 4 dated  June 15,  1998,  Amendment  No. 5 dated  June 19,  1998,
Amendment No. 6 dated July 6, 1998, Amendment No. 7 dated July 7, 1998, Amendment No. 8 dated July 10, 1998, and Amendment No. 9 dated July 14, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

     "On August 11, 1998, the Purchasing Group issued a press release announcing that Institutional Shareholder Services, Inc. has recommended to its clients that they vote for the director/nominees of the Purchasing Group at the Annual Meeting of the Company in opposition to management's candidates. A copy of the press release is attached hereto as Exhibit 9 and incorporated by reference herein."

Item 7.  Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

                              "Schedule of Exhibits

     Exhibit 9 Press Release re: recommendation of Institutional Shareholder Services, Inc."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 11, 1998                              /s/      *
                                                    M. Mahmud Awan



                                                    /s/Philip A. Phalon
                                                    Philip A. Phalon



                                                    /s/      *
                                                    Robert B. Bregman



                                                    /s/      *
                                                    William C. Martindale, Jr.



         */s/Philip A. Phalon
         Philip A. Phalon
         Attorney - in - Fact

                                                                       EXHIBIT 9


                                                         MACKENZIE PARTNES, INC.
                                                                156 FIFTH AVENUE
                                                              NEW YORK, NY 10010
                                                                  (212) 929-5500
                                                            (212) 929-0308 (fax)


NEWS RELEASE

Contact:
Stanley J. Kay, Jr.
MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

              LEADING PROXY ADVISORY FIRM SUPPORTS OPPOSITION GROUP
                 FOR ELECTION TO TECHNICAL COMMUNICATIONS BOARD

BOSTON, MASSACHUSETTS, August 11, 1998 - The Phalon Group, which is conducting a proxy contest for control of the Board of Directors of Technical Communications Corporation (NASDAQ: TCCO), announced today that Institutional Shareholder Services, Inc. has recommended that its clients vote FOR the Phalon Group's five director-nominees in opposition to management's candidates and FOR the proposal to declassify the Board. Technical Communications' annual meeting currently scheduled for this Friday, August 14, 1998 in Concord, Massachusetts.

Philip A. Phalon, head of the Phalon Group and a Company director commented, "We are delighted to have won the recommendation of ISS for our nominees to the Board. Support from an independent, third-party such as ISS lends credence to our firm belief that the current Board has violated its duties to shareholders and must be replaced if this Company is to move forward and have a profitable future. I look forward to the additional support our slate can now expect from ISS clients."

The ISS report states, "TCC is an exceedingly troubled company not only in terms of financial performance, but also in that it has been run as something akin to a publicly traded family business. Management certifies that it has taken satisfactory measures to remedy past wrongdoings, but has not seen fit to disclose these measures to shareholders...The board's April 30 actions [to stagger its board] underscore its disregard for shareholders."

The ISS report concludes, "In short, this is not a board that instills confidence in the hearts of shareholders. It has deliberately withheld pertinent data on the misconduct of former managers from shareholders, nor would it even reveal the costs incurred in conducting the investigation...or the nature of the separation arrangements struck with James McCalmont...the incumbent board has twice altered the company's bylaws to obstruct a proxy contest and frustrate the shareholder franchise, in defiance of a court order. Such conduct is not befitting of any board, nor should it be countenanced by shareholders. We therefore believe that a reordering of the board and its realignment with the welfare of shareholders is warranted. We recommend a vote FOR the dissident slate."

Institutional Shareholder Services (ISS), based in Bethesda, Maryland, is a leading independent advisor to several hundred institutional investors and provides voting recommendations for proxy contests, corporate governance proposals and other shareholder related issues.

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